SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation Notice for the 123rd Ordinary General Meeting of Shareholders (Friday, May 31, 2013)

(Translation)

To: Shareholders	May 31, 2013

CONVOCATION NOTICE FOR

THE 123RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 123rd Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 21, 2013
Place:	Convention Hall of Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 123rd period (from April 1, 2012 to March 31, 2013), the consolidated financial statements and the non-consolidated financial statements for the 123rd period

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Audit & Supervisory Board

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning partial amendments to the Articles of Incorporation

2nd Subject for Discussion:

Matters concerning election of 8 Directors

3rd Subject for Discussion:

Matters concerning election of 1 Audit & Supervisory Board Member

4th Subject for Discussion:

Matters concerning bonus payments for Directors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting. Early arrival will be recommended because the reception desk will be crowded at the opening time of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota-global.net/ir/sh_info/meeting/convocation.html

Yours very truly,

Yasuo Masumoto
Representative Director, Chairman, President & CEO
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning partial amendments to the Articles of Incorporation

1. Reasons for amendments

(1)	In order to prepare an environment in which Outside Directors and Outside Audit & Supervisory Board Members will be able to fulfill their expected roles and suitable personnel will be able to be invited continuously, the Company will newly establish Article 27. (Agreement on Limitation of Liabilities of Outside Directors) and Article 33. (Agreement on Limitation of Liabilities of Outside Audit & Supervisory Board Members) in accordance with Article 427 of the Corporate Law.

With respect to the new establishment of Article 27, all Audit & Supervisory Board Members have consented to such amendments.

(2)	The Company will move down the numbers of the existing Articles due to the above establishment of new Articles.

2. Details of amendments

Details of the amendments mentioned above are as follows:

(Underlining indicates portions changed.)
Current Articles	Proposed amendments to the Articles
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 20.	Article 20.
| [Provisions omitted]	| [Same as at present]
Article 26.	Article 26.

[Newly established]

Article 27. (Agreement on Limitation of Liabilities of Outside Directors)

Pursuant to Article 427, Paragraph 1 of the Corporate Law, the Company may enter into an agreement with an Outside Director which limits the liability for damages caused by a breach of such Outside Director’s duties, provided, however, that the maximum amount to which such liability may be limited shall be the amount as prescribed by the relevant laws and regulations.

CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD	CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD

Article 27.	Article 28.
| [Provisions omitted]	| [Same as at present]
Article 31.	Article 32.

[Newly established]

Article 33. (Agreement on Limitation of Liabilities of Outside Audit & Supervisory Board Members)

Pursuant to Article 427, Paragraph 1 of the Corporate Law, the Company may enter into an agreement with an Outside Audit & Supervisory Board Member which limits the liability for damages caused by a breach of such Outside Audit & Supervisory Board Member’s duties, provided, however, that the maximum amount to which such liability may be limited shall be the amount as prescribed by the relevant laws and regulations.

CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS

Article 32.	Article 34.
| [Provisions omitted]	| [Same as at present]
Article 36.	Article 38.

ø	The Company has changed the English names of the “Corporate Auditor” and “Board of Corporate Auditors” to “Audit & Supervisory Board Member” and “Audit & Supervisory Board”, respectively.

2nd Subject for discussion:

Matters concerning election of 8 Directors

The term of office of all 8 Directors of Kubota Corporation will expire at the conclusion of the 123rd Ordinary General Meeting of Shareholders. Accordingly, it is proposed to elect 8 Directors of Kubota Corporation.

Among the 8 candidates for Directors, Messrs. Yuzuru Mizuno and Junichi Sato are candidates for outside Directors.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including important concurrent offices)
1	Yasuo Masumoto (April 21, 1947) [Reappoint]	64,000 Shares	Representative Director, Chairman, President & CEO of Kubota Corporation
			January 2011:	Representative Director, Chairman, President & CEO of Kubota Corporation (to present)

			January 2009:	Representative Director, President & CEO of Kubota Corporation

			April 2008:	Executive Vice President and Director of Kubota Corporation

			April 2007:	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office

			April 2006:	Executive Managing Director of Kubota Corporation

			April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division

			January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.

			June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

			April 2004:	Managing Director of Kubota Corporation,

			April 2004:	In charge of Manufacturing Planning & Promotion Dept.

			April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

			June 2002:	Director of Kubota Corporation

			October 2001:	General Manager of Farm Machinery Division

			April 1971:	Joined Kubota Corporation

2	Tetsuji Tomita (March 6, 1950)	38,000 Shares	Representative Director and Executive Vice President of Kubota Corporation, General Manager of Strategic Business Headquarters
	[Reappoint]		April 2013:	General Manager of Strategic Business Headquarters (to present)

			August 2012:	In charge of American Operation-North and South, and European Operation

			April 2012:	In charge of Corporate Staff

			April 2011:	Representative Director and Executive Vice President of Kubota Corporation (to present)

			April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation

			January 2009:	General Manager of Farm & Industrial Machinery Consolidated Division General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2008:	Managing Director of Kubota Corporation

			June 2005:	Director of Kubota Corporation

			April 2004:	President of Kubota Tractor Corporation

			April 1973:	Joined Kubota Corporation

3	Satoru Sakamoto (July 18, 1952) [Reappoint]	32,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, In charge of China Operation
			August 2012:	In charge of China Operation (to present)

			April 2012:	In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters

			June 2011:	In charge of Global IT Management Office

			April 2011:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			October 2010:	In charge of Planning & Control Headquarters

			April 2009:	Director and Managing Executive Officer of Kubota Corporation

			April 2009:	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

			June 2006:	Director of Kubota Corporation

			April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.

			April 1976:	Joined Kubota Corporation

4	Masatoshi Kimata (June 22, 1951) [Reappoint]	48,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Procurement Headquarters
			April 2013:	General Manager of Procurement Headquarters (to present)

			August 2012:	Administrative Officer- Corporate Staff, General Manager of Water Engineering & Solution Division

			June 2012:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			April 2012:	In charge of Water & Environment Domain, General Manager of Tokyo Head Office

			August 2010:	President of SIAM KUBOTA Corporation Co., Ltd.

			July 2010:	Senior Managing Executive Officer of Kubota Corporation

			June 2009:	Managing Executive Officer of Kubota Corporation

			April 2009:	Director and Managing Executive Officer of Kubota Corporation

			April 2009:	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2008:	Managing Director of Kubota Corporation

			April 2007:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			June 2005:	Director of Kubota Corporation

			October 2001:	General Manager of Tsukuba Plant

			April 1977:	Joined Kubota Corporation

5	Toshihiro Kubo (April 5, 1953) [Reappoint]	23,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office

			April 2013:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			April 2012:	General Manager of Human Resources & General Affairs Headquarters (to present)

			June 2011:	Director and Managing Executive Officer of Kubota Corporation

			April 2011:	Managing Executive Officer of Kubota Corporation

			June 2010:	In charge of Secretary Dept. and Corporate Communications Dept.

			April 2010:	General Manager of Head Office (to present)

			April 2010:	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept. and Tokyo Administration Dept.

			June 2009:	Executive Officer of Kubota Corporation

			April 2009:	Director and Executive Officer of Kubota Corporation

			April 2009:	Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure Business Promotion Headquarters, Water & Environment Systems, Social Infrastructure Production Control Dept.

			June 2007:	Director of Kubota Corporation

			June 2007:	General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division and Production Control Headquarter in Water, Environment & Infrastructure Consolidated Division

			October 2005:	General Manager of Planning Dept. in Ductile Iron Pipe Division

			April 1979:	Joined Kubota Corporation

6	Shigeru Kimura (September 10, 1953) [Reappoint]	20,000 Shares	Director and Managing Executive Officer of Kubota Corporation, General Manager of Planning & Control Headquarters
			June 2012:	Director and Managing Executive Officer of Kubota Corporation (to present)
			April 2011:	Managing Executive Officer of Kubota Corporation

			October 2010:	General Manager of Planning & Control Headquarters (to present)

			June 2009:	Executive Officer of Kubota Corporation

			April 2009:	Director and Executive Officer of Kubota Corporation

			April 2009:	In charge of Corporate Planning & Control Dept. (assistant)

			June 2008:	Director of Kubota Corporation

			December 2002:	General Manager of Finance & Accounting Dept.

			April 1977:	Joined Kubota Corporation

7	Yuzuru Mizuno (January 21, 1948) [Reappoint, Candidate of Outside Director]	25,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.
			June 2009:	Director of Kubota Corporation (to present)
			July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
			June 2005:	Audit & Supervisory Board Member of Kubota Corporation

			July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations

			February 2004:	Director (non full-time) of Nippon Otis Elevator Company

			October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.

			October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.

			June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.

			December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.

			April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

8	Junichi Sato (March 26, 1950) [Reappoint,	7,000 Shares	Director of Kubota Corporation, Senior Executive Officer Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan) and Refrigeration Business of Daikin Industries, Ltd.
	Candidate of Outside Director]		June 2012:	In charge of Refrigeration Business of Daikin Industries, Ltd. (to present)
			June 2011:	Director of Kubota Corporation (to present)

			June 2007:	In charge of Global Sales Strategies for Commercial and Industrial Refrigeration (excluding Japan)

			June 2007:	In charge of Global Air-Conditioning Business (excluding Japan) (to present)

			May 2005:	General Manager Global Operations Division

			June 2004:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe/Middle East/Africa Region and President & Managing Director Daikin Europe N.V.

			June 2004:	Senior Executive Officer Daikin Industries, Ltd. (to present)

			June 2003:	Senior Associate Officer Daikin Industries, Ltd.

			June 2000:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe Region and President & Managing Director Daikin Europe N.V.,

			June 2000:	Associate Officer Daikin Industries, Ltd.

			July 1998:	President & Managing Director Daikin Europe N.V.

			December 1973:	Joined Daikin Industries, Ltd.

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Directors.

2.	Mr. Yuzuru Mizuno is a candidate for outside Director and has adequate experience and considerable insight as a professional in corporate accounting, finance and overseas business operations for a long time. In addition, he had assumed office as an Audit & Supervisory Board Member of Kubota Corporation for four years. Kubota Corporation considers that he could give advice on globalization, corporate management and strategy from a wide-ranging viewpoint and experience.

He will have assumed office as an outside Director for four years at the end of the 123rd ordinary general meeting of shareholders.

3.	Mr. Junichi Sato is a candidate for outside Director and has adequate experience and considerable insight as a professional in overseas business operations and corporate strategy for a long time. Kubota Corporation considers that he could give advice on globalization, corporate management and strategy from a wide-ranging viewpoint and experience.

He will have assumed office as an outside Director for two year at the end of the 123rd ordinary general meeting of shareholders.

4.	If 1st subject for discussion is approved and Messrs. Yuzuru Mizuno and Junichi Sato are elected and assume the offices, Kubota Corporation will execute agreements, which limit the liability for damages, pursuant to the provisions of Article 427, Paragraph 1 of the Corporate Law with Messrs. Yuzuru Mizuno and Junichi Sato. However, the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

5.	Kubota Corporation reported to Tokyo Stock Exchange and Osaka Securities Exchange that Messrs. Yuzuru Mizuno and Junichi Sato are independent directors/auditors of Kubota Corporation under the rules of those securities.

3rd Subject for discussion:

Matters concerning election of 1 Audit & Supervisory Board Member

The term of office of 1 Audit & Supervisory Board Member of Kubota Corporation, Mr. Masao Morishita, will expire at the conclusion of the 123rd Ordinary General Meeting of Shareholders. Accordingly, it is proposed to elect 1 Audit & Supervisory Board Member of Kubota Corporation.

This subject was obtained agreement from the Audit & Supervisory Board.

Mr. Masaharu Kawachi, is candidates for outside Audit & Supervisory Board Member.

The candidate for Audit & Supervisory Board Member is as follows:

	Name (Birthday)	Number of Company Shares Owned	Brief Occupational History (including important concurrent offices)
1	Masaharu Kawachi (February 4, 1953) [New nomination, Candidate of Outside Audit & Supervisory Board Member]	0 Shares	February 2013:	Retired Sumitomo Chemical Company, Limited
			April 2010:	General Manager of Pharmaceutical Chemicals Division
			March 2008:	General Manager of Pharmaceutical Bulk Division
			April 2005:	General Manager of Planning & Coordination Office of Fine Chemicals Sector
			February 2002:	Senior Manager of Specialty Chemicals Division
			April 1975:	Joined Sumitomo Chemical Co., Ltd. (subsequently, Sumitomo Chemical Company, Limited)

1.	No conflict of interest exists between Kubota Corporation and the above candidate for Audit & Supervisory Board Member.

2.	Mr. Masaharu Kawachi is a candidate for outside Audit & Supervisory Board Member. He has plenty experience in business planning and control in Sumitomo Chemical Company, Limited, which is the major chemical producer, and business operation as the general manager, and could advise and audit management overall from a wide-ranging viewpoint with his adequate experience.

3.	If 1st subject for discussion is approved and Mr. Masaharu Kawachi is elected and assume the office, Kubota Corporation will execute agreement, which limit the liability for damages, pursuant to the provisions of Article 427, Paragraph 1 of the Corporate Law with Mr. Masaharu Kawachi. However, the maximum amount of the liability under such agreement shall be the minimum liability amount prescribed by the relevant laws or regulations.

4.	Kubota Corporation will report to Tokyo Stock Exchange and Osaka Securities Exchange that Mr. Masaharu Kawachi will be an independent director/auditor of Kubota Corporation under the rules of those securities.

4th Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay Directors’ bonuses (¥138 million) for 6 Directors (excluding outside Directors) at the end of the fiscal year ended March 31, 2013, in consideration of results of operations for the fiscal year ended March 31, 2013.

Kubota Corporation asks shareholders to entrust the amount of bonuses for each Director to the Board of Directors.

End of documents

REFERENTIAL MATERIALS FOR THE MATTERS TO BE REPORTED

Business Report for the 123rd Period

(from April 1, 2012 to March 31, 2013)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and subsidiaries

For the year ended March 31, 2013, Kubota Corporation and its subsidiaries (hereinafter, the “Company”) reached record revenues and increased profit steadily from the prior year due to the market recovery in North America, market growth in Asia, and Companywide effort to expand sales.

For the year ended March 31, 2013, revenues of the Company increased ¥159.6 billion [15.8%], to ¥1,167.6 billion from the prior year. Domestic revenues increased from the prior year due to steady sales of farm equipment and products related to public works, and robust growth in sales of construction machinery and engines. Overseas revenues also increased substantially. Overseas revenues in Farm & Industrial Machinery steadily expanded in North America, Asia outside Japan and Europe. In addition, overseas revenues in Water & Environment and Other rose mainly in Asia outside Japan. The ratio of overseas revenues to consolidated revenues was 53.7%, 3.2 percentage points higher than the prior year-end.

Operating income increased ¥7.5 billion [7.1%], to ¥113.2 billion, from the prior year. Operating income in Farm & Industrial Machinery rose, because the effect of higher revenues exceeded the negative impact of increased costs related to expansion of business. Operating income in Water & Environment sharply increased due to the increased revenues and declines in material costs. Operating income in Other was at almost the same level as in the prior year.

Income before income taxes and equity in net income of affiliated companies was ¥120.5 billion, ¥19.5 billion [19.3%] higher than in the prior year, because of gain in operating income and considerable improvement in other income, including the foreign exchange gain (loss)-net account. Income taxes were ¥40.7 billion, and equity in net income of affiliated companies was ¥1.4 billion. Accordingly, net income increased ¥15.1 billion [22.9%], to ¥81.1 billion. After deducting ¥7.5 billion of net income attributable to noncontrolling interests, net income attributable to Kubota Corporation was ¥73.7 billion, ¥12.1 billion [19.7%] higher than in the prior year.

2) Review of Operations by Reporting Segments

(a) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines, and construction machinery.

Revenues in this segment increased 19.2% from the prior year, to ¥851.0 billion, and accounted for 72.9% of consolidated revenues.

Domestic revenues increased 12.3%, to ¥264.3 billion. Domestic sales of farm equipment increased, because sales in the Tohoku area rose owing to the rebound from stagnation in the prior year, and sales in other areas also increased steadily due to higher rice prices and the government’s subsidies for farmers. Sales of construction machinery and engines substantially increased due to the demand for reconstruction work following the Great East Japan Earthquake.

Overseas revenues increased 22.6%, to ¥586.7 billion. In North America, sales of tractors increased substantially due to growth in demand owing to the market recovery. Sales of construction machinery increased significantly owing to the growth in replacement demand from rental companies, and sales of engines also expanded steadily. Revenues in Europe increased sharply due to the effect of the tractor implement business acquisition in the prior fiscal year and higher sales of engines, while sales of tractors and construction machinery decreased owing to the economic downturn and the negative impact of yen appreciation. In Asia outside Japan, sales of farm equipment rose significantly, mainly in Thailand and China.

(b) Water & Environment

Water & Environment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, pumps, and other products), environment-related products (environmental control plants and other products) and social infrastructure-related products (industrial castings, spiral welded steel pipes, vending machines, electronic weighing equipment & systems, air-conditioning equipment, and other products).

Revenues in this segment increased 7.1%, to ¥282.1 billion, from the prior year, and accounted for 24.1% of consolidated revenues.

Domestic revenues increased 5.6%, to ¥245.6 billion. Revenues in environment-related products substantially rose owing to higher sales of water and sewage treatment equipment and plants. In addition, revenues in pipe-related products and social infrastructure-related products also increased. Overseas revenues rose 19.2%, to ¥36.5 billion owing to increased sales in ductile iron pipes and valves.

(c) Other

Other comprises construction, services, and other business.

Revenues in this segment increased 12.4%, to ¥34.6 billion from the prior year, and accounted for 3.0% of consolidated revenues. Revenues generated from construction and other business increased.

* The Company realigned its organization on April 1, 2012. Following this realignment, the segments that had previously been classified as “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other” were reclassified into “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

Revenues by Reporting Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Farm & Industrial Machinery	851.0	19.2%	72.9%
Water & Environment	282.1	7.1	24.1
Other	34.6	12.4	3.0

Total	1,167.6	15.8	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥48.7 billion during the fiscal year under review, including investments in new overseas facilities for tractors and engines.

4) Financing

Funds for capital expenditures were obtained mainly from the Company’s internal resources. On the other hand, funds for sales finance were obtained mainly from borrowings. The Company issued its domestic straight bonds totaling ¥40.0 billion with the main aim of financing the redemption of bonds and the repayment of short-term borrowings in January 2013.

(2) Initiatives of the Company Going Forward

The Company is implementing initiatives to globalize its management with the objective of expanding its overseas business activities, which are the driving force for its growth. At the same time, the Company is moving forward with structural transformations in its domestic business operations. Through these initiatives in Japan and overseas, the Company is endeavoring to continue to develop sustainably for the long term. To realize this objective as soon as possible, the Company is implementing the following priority policies.

1) Attain Major Growth

The Company’s principal business domains are food, water, and the environment, all of which are expected to show substantial growth in the years to come. The Company’s highest priority for the time is to attain major expansion in its business scale. The Company will not only formulate and implement growth strategies for each of its businesses but will also specify companywide core growth themes, or growth driver businesses, and implement initiatives mainly through a task force formed in the corporate headquarters.

In Farm & Industrial Machinery, the Company will accelerate its activities to enter the business of large-scale agricultural machinery for dry-field farming to consolidate its position as a comprehensive manufacturer of agricultural machinery. Last year, the Company took a first step toward this objective through the acquisition of a tractor implement business. Looking ahead, the Company will step up the pace of its comprehensive business strategies for products, technologies, sales, services, and geographic regions.

In Water & Environment, the Company will strengthen its drive to “develop its water and environment business in Asia outside Japan.” In addition to those regions where the Company has a presence, with the network of offices of the engineering business the Company acquired last year as a base, the Company will identify those businesses where it can exercise its comprehensive capabilities and increase the speed of business development.

2) Globalize Management

For the Company to continue to develop, sustainable growth in overseas markets will be indispensable. To realize this growth, the Company aims to conduct a drastic review of its business operations and systems and create management systems that are compatible with the expansion of overseas business activities.

In its products, the Company will create marketing and product development systems for each region, expand its production outside Japan, and create systems capable of developing and launching product lineups that meet the needs of various regions.

In its sales activities, the Company will strengthen its sales network with the aim of ensuring expansion in the growing Asian region. In addition, in those areas where the Company does not yet have a presence, it will begin to structure sales channels with a time horizon of 5 to 10 years.

In procurement, along with the network of suppliers that the Company has already developed in Thailand, the Company will expand the procurement functions of its other production centers and create a global procurement system.

In its business management, the Company will proceed with the delegation of authority to make rapid decision making, appropriate for various local conditions, possible, while also moving as quickly as possible toward the appointment of local human resources to positions of management responsibility.

On the other hand, as its business activities spread all over the world, the Company will work to improve its organizational frameworks, operating systems, and other corporate infrastructure to strengthen corporate governance within the Group. In addition, the Company will make active use of IT to improve the unified grasp and supervision of management resource information. Last year, the Company established its “Kubota Global Identity” and clarified Group values as expressed in the mission and management philosophy that will be shared universally by all employees. Going forward, the Company will work to ensure that these values are understood and shared by all employees, and then all move together to expand the business activities of the Group.

3) Develop New Businesses in Japan

The operating environment in Japan continues to be challenging. The Company is moving ahead with structural changes in its business portfolio and is aiming for the development of new businesses. In the agricultural-related products businesses, rather than focusing just on selling machinery, the Company will work toward the development of business activities that make comprehensive contributions to agriculture, including proposing various services that increase efficiency and the adoption of new farm management methods. In addition, in Water & Environment, in its activities related to the public sector, the Company is not only working to expand existing business in selling machinery and materials and providing construction services, but is also working to create new business opportunities by strengthening its capabilities for the maintenance and management of public facilities, which is increasingly being subcontracted to the private sector.

4) Strengthen Technology Development to Attain Sustainable Growth

To sustain its growth for the long term, the Company is striving to strengthen its capabilities for developing future-oriented technology. The Company is pursuing technological development that will be the core for sustaining growth in the medium-to-long term mainly in its headquarters technology units, including its Research & Development Headquarters and Quality Assurance & Manufacturing Headquarters. In addition, the Company is endeavoring to strengthen the technologies of its business departments through differentiation and is readying operating systems and organizational frameworks that cross over the existing organizational lines and make usage possible in products and production.

5) Issues upon which the Company should implement countermeasures

(Actions for the health hazard of asbestos)

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

Initiatives to date

•	Relief payment

The Company Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 248 parties up to March 31, 2013.

•	Actions for Medical support for asbestos-related diseases

The Company has paid a contribution to Hyogo College of Medicine for the purpose of medical treatment and research of asbestos-related diseases, which was allocated for the year ended March 31, 2013.

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The U.S. economy is recovering, and growth is continuing in the emerging countries of Asia. In Japan also, stock prices have recovered and the appreciation of the yen has been corrected. As a result of these and other developments, the outlook is brightening. On the other hand, the future course of the world economy is still not certain, as evidenced by the fact that the financial crises in Europe have not been resolved. Along with the trend toward globalization, changes in the environment for the Company’s business activities are occurring at an even faster pace than before, and the Company must monitor these changes with utmost care. However, as the Company steadily implements the previously mentioned initiatives, it will aim to bring long-term growth and development closer to being a reality and substantially increase its corporate value.

As the Company proceeds toward the objectives of its medium-to-long term strategies, the Company looks forward to the continuing support of our shareholders.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2010 (120th)	Year ended March 31, 2011 (121st)	Year ended March 31, 2012 (122nd)	Year ended March 31, 2013 (123rd)
Revenues (in billions of yen)	930.6	933.7	1,008.0	1167.6
Operating income (in billions of yen)	69.7	86.1	105.7	113.2
Income before income taxes and equity in net income of affiliated companies (in billions of yen)	73.5	91.3	100.9	120.5
Net income attributable to Kubota Corporation (in billions of yen)	42.3	54.8	61.6	73.7
Net income attributable to Kubota Corporation per common share (in yen) (Basic)	33.28	43.11	48.75	58.67
Total assets (in billions of yen)	1,409.0	1,356.9	1,487.7	1,743.7
Equity (in billions of yen)	671.6	681.4	707.2	810.6
Kubota Corporation shareholders’ equity (in billions of yen)	626.4	634.9	653.3	758.5
Kubota Corporation shareholders’ equity per common share (in yen)	492.51	499.24	520.14	603.95

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	Net income attributable to Kubota Corporation per common share is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per common share is calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

3.	Kubota Corporation shareholders’ equity per common share is calculated based on total amount of Kubota Corporation shareholders’ equity in consolidated balance sheets.

4.	The amounts have been rounded off to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded off to the nearest yen.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2010 (120th)	Year ended March 31, 2011 (121st)	Year ended March 31, 2012 (122nd)	Year ended March 31, 2013 (123rd)
Net sales (in billions of yen)	540.4	565.0	622.8	674.7
Operating income (in billions of yen)	25.6	28.7	35.2	51.1
Ordinary income (in billions of yen)	37.4	33.8	41.6	63.8
Net income (in billions of yen)	29.2	20.5	29.7	41.8
Net income per common share (in yen) (Basic)	23.02	16.11	23.52	33.30
Total assets (in billions of yen)	744.1	719.2	798.1	882.6
Net assets (in billions of yen)	432.0	432.8	438.8	479.5
Net assets per common share (in yen)	339.59	340.27	349.30	381.71

Notes:

1.	Net income per common share is calculated based on the weighted average number of outstanding common shares for the period. Net assets per common share are calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

2.	The amounts have been rounded down to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded down to the nearest yen.

(4) Main Subsidiaries and Affiliated Companies (As of March 31, 2013)

Name		Issued capital	Percentage of voting shares		Major operations

(Subsidiaries)
Japan	Kubota Credit Co., Ltd.	¥0.3 billion	70.1 [18.4	]	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

	Kubota-C.I. Co., Ltd.	¥3.0 billion	70.0		Manufacturing and sales of plastic pipes and fittings

North America	Kubota U.S.A., Inc.	US$167 million	100.0		Administration of subsidiaries in the U.S.A.

	Kubota Tractor Corporation	US$37 million	100.0 [100.0	]	Sales of tractors, small-sized construction machinery and related products in the U.S.A.

	Kubota Credit Corporation	US$8 million	100.0 [90.0	]	Retail financing to purchasers of tractors, construction machinery and related products in the U.S.A.

	Kubota Manufacturing of America Corporation	US$10 million	100.0 [100.0	]	Manufacturing and sales of small-sized tractors, lawn mowers and utility vehicles

	Kubota Industrial Equipment Corporation	US$70 million	100.0 [100.0	]	Manufacturing and sales of implements for tractors

	Kubota Engine America Corporation	US$10 million	100.0 [100.0	]	Sales, engineering and after-sales service of engines, engine parts and engine accessories

	Kubota Canada Ltd.	Can$6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

	Kubota Metal Corporation *	Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada

Europe	Kubota Europe S.A.S.	EUR11 million	73.8		Sales of tractors, engines and small-sized construction machinery in Europe, mainly in France

	Kubota Baumaschinen GmbH	EUR14 million	100.0		Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

	Kverneland AS	EUR17 million	100.0 [100.0	]	Manufacturing and sales of agricultural implements

Asia and Others	Kubota China Holdings Co., Ltd.	RMB 906 million	100.0		Administration of subsidiaries in China

	Kubota Agricultural Machinery (Suzhou) Co., Ltd.	RMB 170 million	100.0 [100.0	]	Manufacturing and sales of combine harvesters and rice transplanters and parts in China

	Kubota Construction Machinery (Wuxi) Co., Ltd.	RMB 289 million	100.0 [100.0	]	Manufacturing small-sized construction machinery for Chinese market

	Kubota China financial Leasing Ltd.	RMB 220 million	100.0 [100.0	]	Finance leasing of Kubota products centering on agricultural machinery and construction machinery

	SIAM KUBOTA Corporation Co., Ltd.	THB 2,739 million	60.0		Manufacturing and sales of tractors, combine harvesters, implement, diesel engines, power tillers and other machinery in Thailand and neighboring countries

	Siam Kubota Leasing Co., Ltd.	THB 2,000 million	100.0 [100.0	]	Retail financing to purchasers of tractors and combine harvesters

	SIAM KUBOTA Metal Technology Co., Ltd.	THB 900 million	100.0 [100.0	]	Manufacturing of casting parts for tractors and engines

	Kubota Engine (Thailand) Co., Ltd.	THB 1,400 million	100.0		Manufacturing of diesel engines mounted on tractors and combine harvesters of Kubota and diesel engines for external customers

	Kubota Saudi Arabia Company, LLC	SAR 56 million	51.0		Sales of reformer tubes for Middle East, North Africa and Europe

(Affiliated Company)

Japan	KMEW Co., Ltd.	¥8.0 billion	50.0		Manufacturing and sales of roofing and siding materials

Notes:

1.	Figures inside [ ] represents ratio of indirect holding shares to total shares of each subsidiary, which is included in total percentage of voting shares described above [ ].

2.	The number of subsidiaries for the year under review is 157 (including above 22 companies), increase of 7 companies from the prior year.

3.	Consolidated financial results of fiscal year ended March 31, 2013 are described in “I. Item of Overview of Operations, (1) Review of Operations”.

4.	Kubota Metal Corporation changed the name to Kubota Materials Canada Corporation in April 2013.

(5) Main Line of Business (As of March 31, 2013)

The Company is conducting its businesses in three fields: “Farm & Industrial Machinery”, “Water & Environment” and “Other”.

Farm & Industrial Machinery

Farm equipment	Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters

Ancillary tools and Implements for Agriculture	Implements, Attachments, Rice dryers, Mower, Pesticide sprayer, Vegetable production equipment, Rice mill, Refrigerator, Electric scooter, Automatic rice cooker and other equipment for agricultural use

Farm facilities	Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant, Farming Shed

Outdoor power equipment	Lawn and garden equipment, Lawn mower, Utility vehicle

Engines	Engines (for farming, construction, industrial machinery and generators)

Construction machinery	Mini excavators, Wheel loaders, Compact track loaders, Carriers, Tractor shovels, Generators and other construction machinery related products

Water & Environment

Pipe-related Products	Ductile iron pipes, Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Fittings and accessories), Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields), Valves (for water supply and sewerage systems, etc.), Small scale hydraulic power generating facility, Cast-iron drainage pipe, Single stack drain fitting

Environment-related Products	Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants, Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification), Membrane methane fermentation unit, Flue gas desulfurization systems, Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants, Johkasou systems (Septic Tanks), Bathtubs

Social Infrastructure-related Products	Reformer tubes, Hearth rolls, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials), Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile), Vending machines (for drinks, cigarettes), Scales, Weighing and measuring control system, Air-conditioning equipment

Other

Design and construction of water supply and sewerage systems, engineering works and architecture, Services, Roofing and siding materials

(6) Main Offices and Factories (As of March 31, 2013)

	Name	Location
Offices

Head Office

Tokyo Head Office

Hokkaido Regional Office

Tohoku Regional Office

Chubu Regional Office

Chugoku Regional Office

Shikoku Regional Office

Kyusyu Regional Office

Hanshin Office

Okajima Business Center

Kyuhoji Business Center

Farm & Industrial Machinery Higashi-Nihon Office

Yokohama Branch

Osaka [Osaka]

Chuo-ku [Tokyo]

Sapporo [Hokkaido]

Sendai [Miyagi]

Nagoya [Aichi]

Hiroshima [Hiroshima]

Takamatsu [Kagawa]

Fukuoka [Fukuoka]

Amagasaki [Hyogo]

Osaka [Osaka]

Yao [Osaka]

Saitama [Saitama]

Yokohama [Kanagawa]

Plants	Sakai Plant Hirakata Plant Utsunomiya Plant Tsukuba Plant Sakai-Rinkai Plant Hanshin Plant Keiyo Plant Shiga Plant Ryugasaki Plant	Sakai [Osaka] Hirakata [Osaka] Utsunomiya [Tochigi] Tsukubamirai [Ibaraki] Sakai [Osaka] Amagasaki [Hyogo] Funabashi and Ichikawa [Chiba] Konan [Shiga] Ryugasaki [Ibaraki]

Main subsidiaries and affiliated companies (Location)

Farm & Industrial Machinery	Japan

18 domestic sales companies of farm equipment

Kubota Agri Service Corporation (Osaka, Japan)

KUBOTA Construction Machinery Japan Corporation

(Amagasaki, Japan)

Kubota Credit Co., Ltd. (Osaka, Japan)

Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)

North America

Kubota U.S.A., Inc. (U.S.A.)

Kubota Tractor Corporation (U.S.A.)

Kubota Credit Corporation U.S.A. (U.S.A.)

Kubota Manufacturing of America Corporation (U.S.A.)

Kubota Industrial Equipment Corporation (U.S.A.)

Kubota Engine America Corporation (U.S.A.)

Kubota Canada Ltd. (Canada)

	Europe	Kubota Europe S.A.S. (France) Kubota Baumaschinen GmbH (Germany) Kverneland AS (Norway)
Asia outside Japan

Kubota Agricultural Machinery (Suzhou) Co., Ltd. (China)

Kubota Construction Machinery (Wuxi) Co., Ltd. (China)

SIAM KUBOTA Corporation Co., Ltd. (Thailand)

Siam Kubota Leasing Co., Ltd. (Thailand)

SIAM KUBOTA Metal Technology Co., Ltd. (Thailand)

Kubota Engine (Thailand) Co., Ltd. (Thailand)

Water & Environment	Japan

Kubota-C.I. Co., Ltd. (Osaka, Japan)

Nippon Plastic Industry Co., Ltd. (Komaki, Japan)

Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Kubota Air Conditioner, Ltd. (Chuo-ku, Tokyo, Japan)

	North America	Kubota Metal Corporation (Canada)
	Middle East	Kubota Saudi Arabia Company, LLC (Kingdom of Saudi Arabia)

Other	Japan	Kubota Construction Co., Ltd. (Osaka, Japan) KMEW Co., Ltd. (Osaka, Japan)
	Asia outside Japan	Kubota China Holdings Co., Ltd. (China) Kubota China financial Leasing Ltd. (China)

(7) Employees (As of March 31, 2013)

	Number of employees	Change from previous period
Consolidated:	31,436	+2,251
Non-consolidated:	10,033	+200

(8) Main Financing Bank (As of March 31, 2013)

Name	Balance of the loan
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥94.9 billion
Mizuho Corporate Bank, Ltd.	¥66.5 billion
Sumitomo Mitsui Banking Corporation	¥59.2 billion

II. Item on Shares of Kubota Corporation

(1) Stock Data (As of March 31, 2013)

1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,256,419,180 shares
(including 80,309 shares of treasury stock)
* Because the Company retired Common Shares on March 29, 2013, total number of Common Shares Outstanding decreased 29,500,000 from the prior year-end.
3) Number of Shareholders:	39,917

4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.

5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*)
The Master Trust Bank of Japan, Ltd. (Trust Account)	120,637	9.60
Nippon Life Insurance Company	75,808	6.03
Meiji Yasuda Life Insurance Company	59,929	4.77
Japan Trustee Services Bank, Ltd. (Trust Account)	57,271	4.55
Moxley & Co. LLC	48,747	3.88
Sumitomo Mitsui Banking Corporation	45,006	3.58
Mizuho Corporate Bank, Ltd.	40,851	3.25
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	27,367	2.17
Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Trust Bank, Limited Retirement Benefit Trust Account)	22,982	1.82
J.P. Morgan Chase Bank 380055	22,068	1.75

Notes: Percentage of issued shares is calculated excluding treasury stock on March 31, 2013.

(2) Purchase, sale and possession of treasury stock (As of March 31, 2013)

1) Total amount of shares purchased less than the minimum unit during this fiscal year

Total number of treasury stock purchased:	27,096 common shares
Total amount of treasury stock purchased:	¥23,817,838

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares sold:	191 common shares
Total amount of shares sold:	¥123,974

3) Total amount of shares retired during this fiscal year

Total number of shares retired:	29,500,000 common shares
Date of retirement:	March 29, 2013

4) Total number of treasury stock on March 31, 2013:	80,309 of common shares

(Total number of treasury stock on March 31, 2012:	29,553,404 of common shares)

III. Item of Directors, Audit & Supervisory Board Members and Executive Officers of Kubota Corporation

(1) Name of Directors and Audit & Supervisory Board Members (As of March 31, 2013)

Title	Name	Responsibilities and important concurrent offices
Representative Director, Chairman, President & CEO	Yasuo Masumoto

Representative Director and Executive Vice President	Tetsuji Tomita	In charge of American Operation-North and South, and European Operation

Director and Senior Managing Executive Officer	Satoru Sakamoto	In charge of China Operation

Director and Senior Managing Executive Officer	Masatoshi Kimata*	Administrative Officer- Corporate Staff, General Manager of Water Engineering & Solution Division, General Manager of Tokyo Head Office

Director and Managing Executive Officer	Toshihiro Kubo	General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office

Director and Managing Executive Officer	Shigeru Kimura*	General Manager of Planning & Control Headquarters

Director	Yuzuru Mizuno	Representative Director and Executive Vice President of Matsushita Real Estate Co., Ltd.

Director	Junichi Sato	Senior Executive Officer Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan) and Refrigeration Business of Daikin Industries, Ltd.

Audit & Supervisory Board Member	Hirokazu Nara	Full-time

Audit & Supervisory Board Member	Hiroshi Shiaku	Full-time

Audit & Supervisory Board Member	Masao Morishita	Full-time

Audit & Supervisory Board Member	Akira Negishi	Attorney, Professor of Konan Law School

Audit & Supervisory Board Member	Ryoji Sato	Certified Public Accountant, Professor of Waseda Graduate School of Accountancy

Notes:

1.	Messrs. Yuzuru Mizuno, Junichi Sato are outside Directors.

2.	Messrs. Masao Morishita, Akira Negishi, Ryoji Sato are outside Audit & Supervisory Board Members.

3.	Kubota Corporation reported to Tokyo Stock Exchange and Osaka Securities Exchange that all outside Directors and outside Audit & Supervisory Board Members of Kubota Corporation are independent directors/auditors under the rules of those securities.

4.	Mr. Ryoji Sato, an outside Audit & Supervisory Board Member of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

5.	Matsushita Real Estate Co., Ltd., of which Mr. Yuzuru Mizuno currently holds an important post, has no special relation with Kubota Corporation.

Daikin Industries, Ltd., of which Mr. Junichi Sato currently holds an important post, has no special relation with Kubota Corporation.

6.	Changes of Directors during the fiscal year ended March 31, 2013

1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 122nd Ordinary General Meeting of Shareholders held on June 22, 2012 and assumed their offices.

2)	Directors of Kubota Corporation, namely Messrs. Takeshi Torigoe, Masayoshi Kitaoka retired at the conclusion of the 122nd Ordinary General Meeting of Shareholders on June 22, 2012.

7.	Kubota Corporation had changed title and responsibilities and principal position of Directors as follows on April 1, 2013.

Title	Name	Responsibilities and principal position
Representative Director and Executive Vice President	Tetsuji Tomita	General Manager of Strategic Business Headquarters

Director and Senior Managing Executive Officer	Masatoshi Kimata	General Manager of Procurement Headquarters

Director and Senior Managing Executive Officer	Toshihiro Kubo	General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office

8.	Kubota Corporation appointed Executive Officers as follow on April 1, 2013.

Execuive Officers indicated by an asterisk (*) in the below table were newly appointed on April 1, 2013.

4 Executive Officers of Kubota Corporation, namely Messers. Takeshi Torigoe, Katsuyuki Iwana, Tetsu Fukui, Masakazu Tanaka left their offices as the end of their term approaches on March 31, 2013.

Executive Officers (on April 1, 2013)

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Nobuyuki Toshikuni	General Manager of Research & Development Headquarters, General Manager of Water & Environment R&D

Managing Executive Officer	Kenshiro Ogawa	General Manager of Quality Assurance & Manufacturing Headquarters, General Manager of Health & Safety Promotion Headquarters

Managing Executive Officer	Satoshi Iida	General Manager of Farm & Utility Machinery Division, General Manager of Farm & Utility Machinery International Operation

Managing Executive Officer	Yujiro Kimura	General Manager of Pipe Systems Division

Managing Executive Officer	Shinji Sasaki	General Manager of Engine Division

Managing Executive Officer	Yuichi Kitao	President of Kubota Tractor Corporation

Executive Officer	Taichi Itoh	Deputy General Manager of CSR Planning & Coordination Headquarters, General Manager of CSR Health Dept.

Executive Officer	Hiroshi Matsuki	General Manager of Water & Environment Sales Promotion Headquarters, Deputy General Manager of Human Resources & General Affairs Headquarters, General Manager of Water & Environment Planning & Control Dept., General Manager of Tokyo Head Office

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	General Manager of Strategic Business Promotion Dept.

Executive Officer	Hiroshi Kawakami	President of SIAM KUBOTA Corporation Co., Ltd.

Executive Officer	Satoshi Machida	General Manager of Farm & Utility Machinery Engineering Headquarters

Executive Officer	Masaharu Tabata	Deputy General Manager of Quality Assurance & Manufacturing Headquarters

Executive Officer	Yoshiyuki Fujita	General Manager of Global Management Promotion Dept.

Executive Officer	Kaoru Hamada	General Manager of Materials Division, General Manager of Materials Business Unit

Executive Officer	Takashi Uei	President of Kubota China Holdings Co.,Ltd., President of Kubota Environmental Engineering (SHANGHAI) Co., Ltd.

Executive Officer	Hironobu Kubota	President of Kubota Manufacturing of America Corporation, President of Kubota Industrial Equipment Corporation

Executive Officer	Junji Ogawa	General Manager of Water Engineering & Solution Division

Executive Officer	Yasuo Nakata	General Manager of Construction Machinery Division, General Manager of Construction Machinery Planning & Sales Promotion Dept.

Executive Officer	Masato Yoshikawa	General Manager of Corporate Planning & Control Dept.

Executive Officer	Kazuhiro Kimura*	General Manager of Electronic Equipped Machinery Division, General Manager of Electronic Equipped Machinery Planning and Sales Promotion Dept.

Executive Officer	Dai Watanabe*	President of Kubota Europe S.A.S.

Executive Officer	Haruyuki Yoshida*	General Manager of Farm & Industrial Machinery International Operations Headquarters, General Manager of Farm and Industrial Machinery Planning and Control Dept.

(2) Remuneration for Directors and Audit & Supervisory Board Members

Title	Number	Total
Director	10	¥ 480 million (including ¥ 19 million for 2 outside Directors)

Audit & Supervisory Board Member	5	¥ 108 million (including ¥ 48 million for 3 outside Audit & Supervisory Board Members)

Note:

1.	The above remuneration for Directors of Kubota Corporation includes the remuneration for 2 Directors who left their office at the end of the 122nd Ordinary General Meeting of Shareholders on June 22, 2012.

2.	Remuneration for Directors includes ¥138 million of bonuses for Directors to be proposed on the 123rd Ordinary General Meeting of Shareholders.

(3) Policy for Determination of Remuneration and its Calculation Method for Directors and Audit & Supervisory Board Members

The remuneration for directors is determined at the Board of Directors Meeting in consideration of operating result, compensation levels of other companies, wage level of employees, and the report of the Compensation Council within the range of remuneration amounts resolved by a general meeting of shareholders. The Compensation Council is composed of representative directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the Board of Directors Meeting after approval of President.

The remuneration for Audit & Supervisory Board Members is determined by agreement of the Audit & Supervisory Board within the range of remuneration amounts resolved by a general meeting of shareholders.

(4) Activity report for outside Directors and outside Audit & Supervisory Board Members

Position	Name	Their Activities
Director	Yuzuru Mizuno	Mr. Yuzuru Mizuno attended all 12 Board of Directors’ Meetings and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of corporate accounting, finance, and foreign business management.

Director	Junichi Sato	Mr. Junichi Sato attended 10 Board of Directors’ Meetings (out of 12 meetings) and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of foreign business management and strategy.

Audit & Supervisory Board Member	Masao Morishita	Mr. Masao Morishita, who is an Audit & Supervisory Board Member (full-time), attended all 12 Board of Directors’ Meetings and all 13 Audit & Supervisory Board Meetings and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Audit & Supervisory Board Member	Akira Negishi	Mr. Akira Negishi attended all 12 Board of Directors’ Meetings and all 13 Audit & Supervisory Board Meetings, and expressed opinions based on long experience of legal scholar and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Audit & Supervisory Board Member	Ryoji Sato	Mr. Ryoji Sato attended 11 Board of Directors’ Meetings (out of 12 meetings) and all 13 Audit & Supervisory Board Meetings, and expressed opinions based on long experience as Certified Public Accountant and professional viewpoint, regarding accounting and financial matters, including accounting principles generally accepted in the United States of America. He also attended the regular meetings with Representative Directors and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu LLC

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2013

1) Amount of compensation provided for the fiscal year ended March 31, 2013	¥278 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥299 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to the Corporate Law and the compensation related to the Financial Products Trading Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the support services related to consultations on accounting and finance, which are not services specified in Article 2 Paragraph 1 of the Certified Public Accountant Law.

3.	Kubota Tractor Corporation and other 19 principal subsidiaries are audited by independent auditors different from the Independent Auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

In the case that dismissal of the accounting auditor is valid pursuant to any provisions of Article 340, Paragraph 1 of the Corporate Law, the Audit & Supervisory Board may dismiss the accounting auditor with the approval of all Audit & Supervisory Board Members.

In addition, in the case that appropriate audit by the accounting auditor is not expected, the Company with the approval of the Audit & Supervisory Board or the request of the Audit & Supervisory Board, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

V. Item of Systems to be developed to Establish Internal Control Systems

The Company has set and is implementing the following nine systems to ensure the propriety of our business operations.

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors, Executive Officers and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors, Executive Officers and employees of Kubota Corporation and its subsidiaries.

Under the Company-Wide Risk Control Committee, the department in charge designated for each risk category of management risks (hereinafter referred to as the “department in charge”) undertakes such activities as education and training to promote compliance with laws and ethics, and performs internal audits.

In addition, based on the operational regulations “Operation of Whistle Blowing System”, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors and Executive Officers in accordance with its in-house rules and regulations, such as the “Regulations on Custody of Documents” and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing in-charge departments or committees under the Company-Wide Risk Control Committee, and by providing internal rules and regulations, manuals, and other guidelines to respond to such risks.

In order to respond to new risks, the Company-Wide Risk Control Committee will determine the department in charge, and the new risks will be controlled by the said department.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors and Executive Officers execution of their duties.

At the Executive Officers’ Meeting, President & Representative Director gives directions and information to the Executive Officers about policies and resolutions of the Board of Directors. The progress of execution of their duties is reported to President & Representative Director by the Executive Officers.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system, in accordance with the operational regulations “Operation of Management Committee and Investment Council”.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and regulations and establishes proper internal control systems. The status of the establishment and operation of internal control systems related to the management risks including the internal control systems over financial reporting is audited by the internal auditing department and departments in charge, after self-audits performed by each department of the Company and its subsidiaries, and the results of such audits are reported to the Directors in charge, Chairman of the Company-Wide Risk Control Committee, President & Representative Director, the Board of Directors and Audit & Supervisory Board Members.

Kubota Corporation manages its subsidiaries in accordance with the “Regulations on Management of Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Audit & Supervisory Board Members and other systems related to reports to Audit & Supervisory Board Members

The Directors, Executive Officers and employees report the following matters to the Audit & Supervisory Board Members without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and departments in charge
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Audit & Supervisory Board or Audit & Supervisory Board Members

7.	Matters related to employees who are requested to assist Audit & Supervisory Board Members in their duties

Kubota Corporation establishes an office of Audit & Supervisory Board Members and assigns employees to exclusively support the Audit & Supervisory Board Members perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item 7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Audit & Supervisory Board Members.

9.	Other systems to ensure effective audits by the Audit & Supervisory Board Members

(a)	The President & Representative Director of Kubota Corporation has meetings with the Audit & Supervisory Board Members periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Audit & Supervisory Board Members explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Audit & Supervisory Board Members to enhance the exchange of information and establish an effective cooperation with the Audit & Supervisory Board Members.

VI.	Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 10, 2013 that Kubota Corporation would pay ¥9 year-end dividend per common share on June 24, 2013. As a result, the annual dividend per common share for the fiscal year ended March 31, 2013 will be ¥17 (including paid interim dividend which was ¥8), an increase of ¥2 from the prior fiscal year.

Notice of year-end dividend

1) Amount of year-end dividend	¥9 per common share (Total ¥ 11,307,049,839)

2) Record date of year-end dividend	March 31, 2013

3) Payment date	Monday, June 24, 2013

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets	(In millions of yen)

	March 31, 2013	March 31, 2012 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	110,535	100,559	9,976
Notes and accounts receivable:
Trade notes	73,236	71,713	1,523
Trade accounts	404,775	321,451	83,324
Less: Allowance for doubtful notes and accounts receivable	(2,504)	(2,404)	(100)

Total notes and accounts receivable, net	475,507	390,760	84,747

Short-term finance receivables-net	130,694	108,160	22,534
Inventories	231,488	202,070	29,418
Other current assets	66,451	64,463	1,988

Total current assets	1,014,675	866,012	148,663

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	19,276	17,971	1,305
Other investments	126,679	101,705	24,974
Long-term finance receivables-net	249,135	204,272	44,863

Total investments and long-term finance receivables	395,090	323,948	71,142
Property, plant, and equipment:
Land	90,870	89,529	1,341
Buildings	237,639	226,598	11,041
Machinery and equipment	386,052	361,433	24,619
Construction in progress	16,291	8,079	8,212

Total	730,852	685,639	45,213
Accumulated depreciation	(475,326)	(460,572)	(14,754)

Net property, plant, and equipment	255,526	225,067	30,459

Other assets:
Goodwill and intangible assets-net	28,902	26,904	1,998
Long-term trade accounts receivable	32,009	31,409	600
Other	18,122	15,204	2,918
Less: Allowance for doubtful receivables	(654)	(875)	221

Total other assets	78,379	72,642	5,737

Total	1,743,670	1,487,669	256,001

Consolidated Balance Sheets

Liabilities and Equity	(In millions of yen)

	March 31, 2013	March 31, 2012 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	118,860	69,623	49,237
Trade notes payable	20,926	16,905	4,021
Trade accounts payable	222,101	199,072	23,029
Advances received from customers	10,142	6,983	3,159
Notes and accounts payable for capital expenditures	16,779	13,817	2,962
Accrued payroll costs	32,840	30,830	2,010
Accrued expenses	38,037	33,617	4,420
Income taxes payable	17,385	16,449	936
Other current liabilities	49,489	41,477	8,012
Current portion of long-term debt	68,297	107,210	(38,913)

Total current liabilities	594,856	535,983	58,873
Long-term liabilities:
Long-term debt	273,360	184,402	88,958
Accrued retirement and pension costs	28,752	41,882	(13,130)
Other long-term liabilities	36,094	18,188	17,906

Total long-term liabilities	338,206	244,472	93,734

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070	84,070	—
Capital surplus	88,866	88,834	32
Legal reserve	19,539	19,539	—
Retained earnings	595,145	560,710	34,435
Accumulated other comprehensive loss	(28,889)	(80,542)	51,653
Treasury stock, at cost	(216)	(19,328)	19,112

Total Kubota Corporation shareholders’ equity	758,515	653,283	105,232
Noncontrolling interests	52,093	53,931	(1,838)

Total equity	810,608	707,214	103,394

Total	1,743,670	1,487,669	256,001

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2012 (Reference)	Change (Reference)
	Amount	Amount	Amount
Revenues	1,167,628	1,008,019	159,609
Cost of revenues	848,149	735,836	112,313
Selling, general, and administrative expenses	206,479	170,252	36,227
Other operating expenses (income)	(161)	(3,749)	3,588

Operating income	113,161	105,680	7,481

Other income (expenses):

Interest and dividend income	3,614	3,760	(146)
Interest expense	(1,280)	(1,892)	612
Gain on sales of securities-net	160	105	55
Valuation loss on other investments	(360)	(2,570)	2,210
Foreign exchange gain (loss)-net	9,266	(7,609)	16,875
Other-net	(4,098)	3,464	(7,562)

Other income (expenses), net	7,302	(4,742)	12,044
Income before income taxes and equity in net income of affiliated companies	120,463	100,938	19,525

Income taxes:

Current	39,961	35,594	4,367
Deferred	779	954	(175)

Total income taxes	40,740	36,548	4,192

Equity in net income of affiliated companies	1,426	1,629	(203)

Net income	81,149	66,019	15,130
Less: Net income attributable to the noncontrolling interests	7,461	4,467	2,994

Net income attributable to Kubota Corporation	73,688	61,552	12,136

Consolidated Statements of Changes in Equity

Year ended March 31, 2013	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, April 1, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Net income					73,688			7,461	81,149

Other comprehensive income						54,503		6,118	60,621
Cash dividends paid to Kubota Corporation shareholders, ¥16 per common share					(20,102)				(20,102)
Cash dividends paid to the noncontrolling interests								(402)	(402)
Purchases and sales of treasury stock	(67)						(40)		(40)
Retirement of treasury stock			(1)		(19,151)		19,152		—
Increase in noncontrolling interests related to contribution								301	301
Changes in ownership interests in subsidiaries			33			(2,850)		(15,316)	(18,133)

Balance, March 31, 2013	1,255,917	84,070	88,866	19,539	595,145	(28,889)	(216)	52,093	810,608

Year ended March 31, 2012	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, April 1, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					61,552			4,467	66,019
Other comprehensive loss						(15,117)		(2,845)	(17,962)

Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share					(17,700)				(17,700)
Cash dividends paid to the noncontrolling interests								(291)	(291)
Purchases and sales of treasury stock	(15,729)						(9,987)		(9,987)
Increase in noncontrolling interests related to contribution								73	73
Changes in ownership interests in subsidiaries			(306)			(44)		6,051	5,701

Balance, March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. Certain supplementary material and notes required under US GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and Application of equity method

157 subsidiaries are consolidated. 19 affiliated companies are accounted for under the equity method.

3.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

4.	Valuation of Securities

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in equity, and cost of securities sold is determined by the moving-average method.

5.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Goodwill is not amortized, but is instead tested for impairment at least annually. Depreciation of intangible fixed assets with definite useful lives is mainly computed by using the straight-line method based on their respective estimated useful lives.

6.	Basis of Provision for Allowance

The allowance for doubtful receivables is determined on the basis of the collection status of receivables, historical credit loss experience, economic trends, customer’s ability to repay, and collateral values. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

Accrued employees’ retirement benefits are provided for payments of retirement benefits based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

7.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2013, the balances of each classification within accumulated other comprehensive loss were as follows:

(In millions of yen)
Foreign currency translation adjustments	¥(46,732)
Unrealized gains on securities	35,120
Unrealized losses on derivatives	(70)
Pension liability adjustments	(17,207)

Accumulated other comprehensive loss	¥(28,889)

3.	At March 31, 2013, assets pledged as collateral for debt were as follows:

(In millions of yen)
Trade notes	¥71
Trade accounts	1,054
Short-term finance receivables	14,636
Other current assets	534
Long-term finance receivables	31,679
Property, plant, and equipment	2,055

Total	¥50,029

The above assets were pledged against the following liabilities:

(In millions of yen)
Short-term borrowings	¥1,407
Current portion of long-term debt	12,844
Long-term debt	28,148

Total	¥42,399

4.	The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2013 was ¥9,514 million.

Notes to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.

Notes to Consolidated Statement of Changes in Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2013, the number of shares issued was as follows:

Common stock	1,256,419	thousand shares

3.	The components of other comprehensive income for the year ended March 31, 2013 were as follows:

	(In millions of yen)
	Attributable to Kubota Corporation	Attributable to the noncontrolling interests	Total
Foreign currency translation adjustments	¥32,594	¥5,620	¥38,214
Unrealized gains on securities	16,008	192	16,200
Unrealized gains on derivatives	186	9	195
Pension liability adjustments	5,715	297	6,012

Other comprehensive income	¥54,503	¥6,118	¥60,621

Notes to Financial Instruments

1.	Description of Financial Instruments

A large portion of trade accounts receivable and retail finance receivables are from dealers or customers in the farm equipment market in North America. However, the Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

Other investments which include equity securities are classified as available-for-sale securities. They are possible to be influenced by changes in circumstances such as stock market fluctuation. Therefore, the Company reviews periodically for impairment.

The main methods of obtaining financing available to the Company are borrowing from financial institutions and issuance of bonds. Therefore, the Company is exposed to interest rate risks inherent in these obligations. In order to hedge these risks, the Company uses interest rate swap contracts and cross-currency interest rate swap contracts.

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and cross-currency swap contracts designated to mitigate its exposure to foreign currency exchange risks.

The Company manages derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for speculations. The credit risks associated with these instruments are not considered to be significant since the counterparties are financial institutions with high creditworthiness and the Company does not anticipate any such losses.

2.	Fair Value of Financial Instruments

The carrying value and fair value of financial instruments at March 31, 2013 were as follows:

		(In millions of yen)
		Carrying Value	Fair Value

Financial assets:
Finance receivables-net	*1	¥261,950	¥262,613
Other investments	*2	117,941	117,941
Long-term trade accounts receivable	*1	59,669	63,538

Financial liabilities:
Long-term debt	*1	(337,435)	(338,474)

Derivative financial instruments recorded as liabilities:	*3
Foreign exchange forwards		(3,124)	(3,124)
Cross-currency swaps		67	67
Interest rate swaps		(155)	(155)
Cross-currency interest rate swaps		(723)	(723)

*1	The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. The carrying value of finance receivables—net in the table excludes finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. The carrying value of long-term debt in the table excludes capital lease obligations but includes the current portion, which is included in current portion of long-term debt on the consolidated balance sheets.
*2	Available-for-sale securities are stated at fair value based on market prices for identical instruments at fiscal year-end. The amount of other investments in the table excludes investments in non-marketable equity securities (¥8,738 million) for which there is no readily determinable fair value.
*3	Derivative financial instruments are stated at fair value based on observable market inputs from major international financial institutions.
*4	The carrying value of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximates the fair value because of the short maturity of those instruments.

Notes to Per Common Share Information

1. Kubota Corporation shareholders’ equity per common share	¥603.95

2. Net income attributable to Kubota Corporation per common share	¥58.67

Balance Sheets (Non-consolidated)

Assets	(In millions of yen)

	March 31, 2013	March 31, 2012 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:	462,642	422,981	39,660

Cash and deposits	44,305	31,695	12,609
Trade notes receivable	34,359	32,957	1,401
Trade accounts receivable	250,970	232,613	18,357
Finished goods	35,210	31,483	3,726
Work in process	19,999	18,518	1,480
Raw materials and supplies	6,180	5,704	475
Prepaid expenses	655	430	224
Deferred tax assets	11,256	10,547	708
Short-term loans receivable	39,416	41,290	(1,873)
Other	20,329	17,770	2,558
Allowance for doubtful receivables	(40)	(30)	(10)

Long-term assets:	420,020	375,141	44,879

Property, plant, and equipment, net of accumulated depreciation:	139,308	140,061	(752)
Buildings	35,679	36,684	(1,004)
Structures	5,033	5,052	(18)
Machinery and equipment	22,281	21,455	825
Transportation equipment	186	158	27
Tools, furniture and fixtures	3,829	3,889	(59)
Land	69,436	69,851	(414)
Construction in progress	2,860	2,968	(107)

Intangibles:	7,280	5,419	1,860
Patent rights	0	0	(0)
Leasehold rights	15	15	—
Trademark rights	13	15	(1)
Software	6,997	5,143	1,853
Facility utility rights	253	244	8

Investments:	273,431	229,660	43,771
Investment securities	123,737	99,766	23,970
Stock investments in subsidiaries and affiliated companies	91,232	86,010	5,222
Other investments	8	11	(3)
Other investments in subsidiaries and affiliated companies	23,243	15,348	7,895
Long-term loans receivable	26,726	24,368	2,357
Long-term loans receivable from employees	1	1	(0)
Long-term prepaid expenses	124	274	(149)
Prepaid pension cost	6,997	2,259	4,738
Other	1,604	3,541	(1,937)
Allowance for doubtful receivables	(243)	(1,920)	1,676

Total assets	882,663	798,123	84,539

Balance Sheets (Non-consolidated)

Liabilities and net assets	(In millions of yen)

	March 31, 2013	March 31, 2012 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:	310,866	304,426	6,439

Trade notes payable	4,200	3,450	750
Trade accounts payable	163,474	156,125	7,348
Short-term borrowings	11,000	16,000	(5,000)
Current portion of bonds	—	20,000	(20,000)
Lease obligations	21	488	(466)
Other accounts payable	15,397	14,382	1,014
Income tax payable	9,271	10,930	(1,658)
Accrued expenses	32,341	29,801	2,540
Advances received from customers	2,263	1,628	635
Deposits received	65,388	38,990	26,398
Provision for warranty costs	3,287	2,716	571
Provision for directors’ bonuses	115	92	23
Other	4,103	9,821	(5,717)

Long-term liabilities:	92,235	54,836	37,398

Bonds	50,000	10,000	40,000
Long-term borrowings	21,500	32,500	(11,000)
Lease obligations	55	47	8
Deferred tax liabilities	19,524	11,095	8,429
Other	1,154	1,193	(38)

Total liabilities	403,101	359,263	43,837

Shareholders’ equity	423,684	401,963	21,720

Common stock	84,070	84,070	—
Capital surplus:	73,057	73,058	(1)
Additional paid-in capital	73,057	73,057	—
Other capital surplus	—	1	(1)
Retained earnings:	266,608	264,014	2,593
Legal reserve	19,539	19,539	—
Other retained earnings:	247,069	244,475	2,593
Reserve for special depreciation	32	13	19
Reserve for reduction entry of land	159	159	—
General reserve	223,942	214,342	9,600
Unappropriated retained earnings	22,935	29,960	(7,025)
Treasury stock	(52)	(19,180)	19,128
Valuation, translation adjustments and others	55,877	36,896	18,981

Unrealized holding gain on securities	55,854	36,896	18,957
Unrealized gain from hedging activities	23	—	23

Total net assets	479,561	438,860	40,701

Total liabilities and net assets	882,663	798,123	84,539

Statements of Income (Non-consolidated)

(In millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2012 (Reference)	Change (Reference)
	Amount	Amount	Amount
Net sales	674,739	622,817	51,922
Cost of sales	529,791	501,096	28,694

Gross profit	144,948	121,721	23,227

Selling, general and administrative expenses	93,788	86,520	7,267

Operating income	51,160	35,200	15,959

Non-operating income:	19,494	14,378	5,116
Interest income	431	524	(92)
Dividend income	3,826	4,269	(443)
Other	15,236	9,584	5,652
Non-operating expenses:	6,768	7,911	(1,142)
Interest expense	1,109	1,180	(70)
Other	5,658	6,730	(1,071)

Ordinary income	63,885	41,668	22,217

Extraordinary gains:	—	5,411	(5,411)
Gain on sales of fixed assets	—	5,411	(5,411)

Income before income taxes	63,885	47,079	16,806

Income taxes:	22,039	17,369	4,670
Current	17,386	15,641	1,745
Previous years	2,352	—	2,352
Deferred	2,301	1,728	573

Net income	41,846	29,709	12,136

Statements of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2013	(In millions of yen)

	Shareholders’ equity										Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, April 1, 2012	84,070	73,057	1	19,539	13	159	214,342	29,960	(19,180)	401,963	36,896	—	36,896	438,860
Changes in this fiscal year
Transfer of reserve for special depreciation					19			(19)		—			—	—
Transfer of general reserve							9,600	(9,600)		—			—	—
Dividends								(20,101)		(20,101)			—	(20,101)
Net income								41,846		41,846			—	41,846
Purchase of treasury stock									(23)	(23)			—	(23)
Disposal of treasury stock			0						0	0			—	0
Retirement of treasury stock			(1)					(19,150)	19,151	—			—	—
Net change of items other than shareholders’ equity										—	18,957	23	18,981	18,981
Total changes in this fiscal year	—	—	(1)	—	19	—	9,600	(7,025)	19,128	21,720	18,957	23	18,981	40,701

Balance, March 31, 2013	84,070	73,057	—	19,539	32	159	223,942	22,935	(52)	423,684	55,854	23	55,877	479,561

Year ended March 31, 2012	(In millions of yen)

	Shareholders’ equity										Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, April 1, 2011	84,070	73,057	1	19,539	18	142	211,742	20,562	(9,166)	399,967	32,919	(1)	32,918	432,886
Changes in this fiscal year
Reversal of reserve for special depreciation					(4)			4		—			—	—
Transfer of reserve for reduction entry of land						16		(16)		—			—	—
Transfer of general reserve							2,600	(2,600)		—			—	—
Dividends								(17,699)		(17,699)			—	(17,699)
Net income								29,709		29,709			—	29,709
Purchase of treasury stock									(10,016)	(10,016)			—	(10,016)
Disposal of treasury stock			0						1	1			—	1
Net change of items other than shareholders’ equity										—	3,976	1	3,977	3,977
Total changes in this fiscal year	—	—	0	—	(4)	16	2,600	9,398	(10,014)	1,995	3,976	1	3,977	5,973

Balance, March 31, 2012	84,070	73,057	1	19,539	13	159	214,342	29,960	(19,180)	401,963	36,896	—	36,896	438,860

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in net assets, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method and bookvalue of inventories is culculated by the write-down method based on decreased profitability. Finished goods and work-in-process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method and bookvalue of finished goods and work-in-process is culculated by the write-down method based on decreased profitability.

3. Depreciation of Fixed Assets

Depreciation of tangible fixed assets execpt for lease assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. In the afore-mentioned transactions of non-transfer ownership finance lease, the Company uses accounting method for ordinary rental transactions for lease transactions started on and before March 31, 2008.

4. Basis of Provision for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Provision for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Provision for directors’ bonuses is provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2013.

Accrued retirement and pension costs and prepaid pension cost are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining-balance method over the average remaining years of the employees.

5. Recognition Criteria for Revenue and Costs

The Company applies the percentage-of-completion method to construction contracts commencing on and after April 1, 2009, when the outcome of them can be estimated reliably. Otherwise, the Company applies completed-contract method to them. In measuring the extent of progress toward completion, the Company uses the cost-to-cost method.

6. Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies

Short-term receivables from subsidiaries and affiliated companies	¥205,458 million
Long-term receivables from subsidiaries and affiliated companies	¥26,714 million
Short-term payables to subsidiaries and affiliated companies	¥74,087 million

3.	Accumulated depreciation of tangible fixed assets

(Including accumulated impairment losses)	¥350,810 million

4. Contingent Liabilities:

(1) Guarantees
Guarantees for borrowings of subsidiaries and affiliated companies from financial institution
Siam Kubota Leasing Co., Ltd.	¥6,985 million
Siam Kubota Metal Technology Co., Ltd.	¥3,667 million
Kubota Saudi Arabia Co., LLC	¥1,689 million
Tata Metariks Kubota Pipes Ltd.	¥354 million
Others (16 companies)	¥521 million

Total	¥13,219 million

Guarantees for group financing
Kubota Credit Co., Ltd.	¥8,485 million

(2) Notes discounted	¥185 million

5. Balance at March 31, 2013 includes the matured bill because the day at the end of the fiscal year was a holiday.
Notes receivable	¥5,908 million
Notes payable	¥659 million

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.
2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥352,853 million
Purchases from subsidiaries and affiliated companies	¥86,520 million
Transactions with subsidiaries and affiliated companies other than operating transactions	¥10,595 million

3. Income taxes-previous years

Income taxes-previous years is an additional tax payment in accordance with the correction of taxable income based on the transfer pricing taxation between the Company and its subsidiary in Australia.

Notes to Statement of Changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of April 1, 2012 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2013 (thousands)
Common stock	1,285,919	—	29,500	1,256,419

Note: The number of shares decreased reflects the retirement of shares under the resolution at the Board of Directors’ Meeting held on March 22, 2013.

3.	Type and number of treasury stock

Type of shares	Number of shares as of April 1, 2012 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2013 (thousands)
Common stock	29,553	27	29,500	80

Note: The number of shares decreased reflects the retirement of shares under the resolution at the Board of Directors’ Meeting held on March 22, 2013.

4.	Dividend

(1)	Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 10, 2012	Common stock	¥10,050	¥8	March 31, 2012	June 25, 2012
Board of Directors’ Meeting on November 2, 2012	Common stock	¥10,050	¥8	September 30, 2012	December 3, 2012

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 10, 2013	Common Stock	¥11,307	Retained earnings	¥9	March 31, 2013	June 24, 2013

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued enterprise tax	¥1,014 million
Accrued bonus	¥4,415 million
Provision for warranty costs	¥1,249 million
Accrued retirement and pension costs	¥1,139 million
Valuation losses on securities	¥4,380 million
Other	¥9,616 million

Subtotal	¥21,816 million
Allowance for deferred tax assets	¥(5,594) million

Total deferred tax assets	¥16,221 million

2. Significant components of deferred tax liabilities
Unrealized holding gain on securities	¥(23,627) million
Other	¥(862) million

Total deferred tax liabilities	¥(24,490) million

Net deferred tax liabilities	¥(8,268) million

Notes to related party transactions

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Tractor Corporation	Kubota Engine America Corporation	SIAM KUBOTA Corporation Co., Ltd.

Location	California, U.S.A.	Illinois, U.S.A.	Pathumthani, Thailand

Common stock	US$37 million	US$10 million	THB 2,739 million

Operations	Sales of tractors, small-sized construction machinery and related products in the U.S.A.	Sales, engineering and after-sales service of engines, engine parts and engine accessories	Manufacturing and sales of tractors, combine harvesters, implement, diesel engines, power tillers and other machinery in Thailand and neighboring countries

Percentage of voting shares	100.0*	100.0*	60.0

Relationship	Sales of products of Kubota	Sales of products of Kubota	Manufacturing and sales of products of Kubota

Contents of transaction	Sales of tractors and other machinery (Note 1, 2)	Sales of engines (Note 1)	Sales of engines and other products (Note 1)

Amount of transaction (¥ million)	87,175	45,574	24,086

Accounts	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2013 (¥ million)	26,130	15,953	9,313

*	Indirect holding

Type	Subsidiary	Subsidiary

Name	KUBOTA Construction Machinery Japan Corporation	Kantokoshin Kubota Corporation

Location	Amagasaki, Japan	Saitama, Japan

Common stock	¥300 million	¥100 million

Operations	Sales of small-sized construction machinery in Japan	Sales of farm equipment in Japan

Percentage of voting shares	100.0	96.4

Relationship	Sales of products of Kubota	Sales of products of Kubota

Contents of transaction	Sales of construction machinery and other machinery (Note 1)	Sales of tractors and other machinery (Note 1)

Amount of transaction (¥ million)	21,618	21,081

Accounts	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2013 (¥ million)	16,023	9,405

Type	Subsidiary				Subsidiary

Name	Kubota Credit Co., Ltd.				Kubota Environmental Service Co., Ltd.

Location	Osaka, Japan				Tokyo, Japan

Common stock	¥350 million				¥90 million

Operations	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan				Operation, maintenance, design, construction, remodeling and repair of water and waste treatment facilities, along with sales of pharmaceutical and other supplies; analysis of water quality, air, waste, etc.

Percentage of voting shares	51.7 18.4*				100.0

Relationship	Financial assistance, Credit Guarantee, Interlocking Directors				Sales of products of Kubota, Interlocking Directors

Contents of transaction	Lending (Note 3, 4)		Interest receipt (Note 3)	Credit Guarantee (Note 5)	Depositing (Note 3, 4)	Interest payment (Note 3)

Amount of transaction (¥ million)	67,448		427	8,485	11,773	36

Accounts	Short-term loans receivable	Long-term loans receivable	Other (Current assets)	—	Deposits received	Other (Current liabilities)

Balance, March 31, 2013 (¥ million)	38,470	26,714	51	—	11,298	0

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2013 includes consumption tax.

<Terms and conditions of business and decision policies of terms and conditions of business and others>

Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2013, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

5.	Kubota Corporation provides guarantee for group financing of Kubota Credit Co., Ltd.

Notes to Per Common Share Information

1. Net assets per common share	¥381.71
2. Net income per common share	¥33.30

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 7, 2013

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Seiichiro Azuma

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Teruhisa Tamai

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2013 of Kubota Corporation and its consolidated subsidiaries (“the Company”), and the related consolidated statements of income and changes in equity, and the related notes for the fiscal year from April 1, 2012 to March 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements pursuant to the provisions of the second sentence of the first paragraph of Article 120-2 of the Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above, prepared with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America pursuant to the provisions of the second sentence of the first paragraph of Article 120-2 of the Ordinance on Company Accounting, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2013, and the results of their operations for the year then ended.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 7, 2013

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Seiichiro Azuma

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Teruhisa Tamai

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2013 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 123rd fiscal year from April 1, 2012 to March 31, 2013, and the accompanying supplemental schedules.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and the accompanying supplemental schedules in conformity with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Audit & Supervisory Board

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 123rd fiscal year from April 1, 2012 to March 31, 2013, the Audit & Supervisory Board (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Audit & Supervisory Board Member, and hereby report as follows:

1. Methods and details of audits by Audit & Supervisory Board Members and the Audit & Supervisory Board

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Audit & Supervisory Board Member on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Audit & Supervisory Board Members, the audit policy, sharing of duties among Audit & Supervisory Board Members, and other audit-related items that were determined by us, each Audit & Supervisory Board Member: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Audit & Supervisory Board Member periodically received reports regarding the status of establishment and operation from Directors and other employees, requested explanations from them when necessary, and expressed opinions regarding the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Companies Act Enforcement Regulation Article 100 Clauses 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately and a system (internal control systems) established based on the said resolution. Each Audit & Supervisory Board Member strove to communicate well and exchange information with the subsidiaries’ Directors and Audit & Supervisory Board Members, and inspected some subsidiaries whenever necessary. Through these methods, each Audit & Supervisory Board Member examined the business report for the 123rd period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 131) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements) and the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report

1)	We have found that the business report and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	In respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the content of the business report and the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the consolidated financial statements and the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

May 9, 2013

The Audit & Supervisory Board of Kubota Corporation
Audit & Supervisory Board Member (full time)	Hirokazu Nara
Audit & Supervisory Board Member (full time)	Hiroshi Shiaku
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member, full time)	Masao Morishita
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Akira Negishi
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Ryoji Sato

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 31, 2013	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department